

12014215　OMMISSION

.....ngton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 9 2012

196

SEC FILE NUMBER
8- 47352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2011___ AND ENDING___12/31/2011___

MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　**EBH SECURITIES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6525 E 82nd Street - Ste 209

(No. and Street)

indianapolis, IN 46250

(City)　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___**Stan Whittlesey - 317-594-0023**___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba Edward Opperman, CPA

(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street - Lafayette, IN 47905

(Address)　　　　　　　(City)　　　　　　　(State)　　　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Stan Whittlesey_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___EBH ECURITIES, INC_____ , as of ___December 31,_____ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBH SECURITIES, INC.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2011



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

EBH SECURITIES, INC

TABLE OF CONTENTS

_____

	Page Number
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 8
Independent Auditors' Report on the Supplementary Information	9
Schedule I - Computation of Net Requirements	10 - 11
Exhibit I - Auditors' Report on Internal Controls	12 - 13
Reconciliation between audited and unaudited net capital computation	14
Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	15 - 16



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

February 24, 2012

The Board of Directors
EBH SECURITIES, INC.
Indianapolis, Indiana

We have audited the accompanying balance sheet of EBH Securities, Inc., as of December 31, 2011, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. EBH Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBH Securities, Inc., as of December 31, 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EBH Securities, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

EBH SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 13,775	$ 89,403
Accounts receivable	5,231	1,577
Loan receivable	-	20,282
Deferred tax asset	-	653
Furniture and equipment, net of depreciation	-	-
TOTAL ASSETS	$ 19,006	$ 111,915

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
LIABILITIES		
Commissions payable	$ 670	$ 73,816
Accrued payroll taxes	4,889	3,662
Liability for unrecognized tax benefits	6,485	6,485
TOTAL LIABILITIES	12,044	83,963
STOCKHOLDERS' EQUITY		
Common Stock (no par value, 1000 shares authorized 500 shares issued and outstanding)	$ 7,849	$ 7,849
Additional Paid In Capital	12,260	12,260
Retained Earnings	(13,147)	7,843
TOTAL STOCKHOLDERS' EQUITY	6,962	27,952
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,006	$ 111,915

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Commissions and fees	$ 68,988	$ 164,521
Interest	-	735
TOTAL REVENUE	68,988	165,256
EXPENSES		
Employee compensation and benfits	63,742	148,682
Occupancy	7,788	7,914
Communications	2,783	4,532
Regulatory fees	2,380	3,055
Professional fees	5,265	5,740
Other operating expenses	8,020	6,443
TOTAL EXPENSES	89,978	176,366
Income (Loss) Before Income Tax	(20,990)	(11,110)
Income Tax Benefits (Expense)	-	1,605
Net Income (Loss)	$ (20,990)	$ (9,505)
Earning (Loss) per share of common stock	$ (41.98)	$ (19.01)

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2010	$ 7,849	$ 12,260	$ 17,348	$ 37,457
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(9,505)	(9,505)
Balance at December 31, 2010	$ 7,849	$ 12,260	$ 7,843	$ 27,952
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(20,990)	(20,990)
Balance at December 31, 2011	$ 7,849	$ 12,260	$ (13,147)	$ 6,962

The accompanying notes are an integral part of the financial statements.

Page 4

EBH SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (20,990)	$ (9,505)
Deferred taxes	653	(653)
(Increase) decrease in operating assets:		
Accounts receivable	(3,654)	1,797
Increase (decrease) in operating liabilities:		
Accounts payable	(73,146)	71,812
Income tax payable	1,227	(1,196)
Accrued expenses	-	1,615
Net Cash Provided by (Used in) Operating Activities	(95,910)	63,870
CASH FLOWS FROM INVESTING ACTIVITIES		
Issurance of promissory notes	20,282	(1,968)
Net Cash Provided by (Used in) Operating Activities	20,282	(1,968)
Net increase (decrease) in cash	(75,628)	61,902
Cash - beginning of year	89,403	27,501
Cash - end of year	$ 13,775	$ 89,403
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u>—EBH Securities, Inc. is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. <u>Cash Equivalents</u>—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2011 and 2010.

c. <u>Use of Estimates</u>—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. <u>Concentrations of Credit Risk</u>—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. <u>Accounts Receivable</u>—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. <u>Property, Plant, Equipment and Depreciation</u>—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2011 and 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. <u>Advertising</u>—The Firm's advertising costs are expensed as incurred. During 2011 and 2010, advertising costs of $1,627 and $0 were incurred.

EBH ECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2011 AND 2010

NOTE 2: RELATED PARTY TRANSACTIONS

The Firm loaned its sole owner $1,968 during 2010 for a total balance as of December 31, 2010 of $20,282. This was recorded as a loan receivable on the balance sheet. Interest accrued on the outstanding balance at 3% per year. The receivable was paid in full during the year of 2011.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At December 31, 2011 there were $5,231 and $1,577 of accrued receivables.

The payable to brokers are commissions due to the brokers. At December 31, 2011 and 2010 there were $670 and $73,816 of accrued payables.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

	2011	2010
Refundable federal income tax (balance due)	$ -	$ (890)
Refundable state income tax (balance due)	-	(715)
Total refundable income tax (balance due)	$ -	$ (1,605)
Federal income tax expense (benefit)	$ -	$ (890)
State income tax expense	-	(715)
Total income tax expense	$ -	$ (1,605)

NOTE 5: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 of 6-2/3% of the aggregate indebtedness of the Firm. On December 31, 2011 the Firm had net capital of $6,962, which was $1,962 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 173%.

NOTE 7: CONTROL REQUIREMENTS

There are no amounts as of December 31, 2011, to be reported pursuant to the possession or control requirements under SEC Rule 15c3-3. The Firm is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

February 24, 2012

The Board of Directors
EBH SECURITIES, INC.
Indianapolis, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

EBH SECURITIES, INC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 6,962
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 6,962
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities		6,962
6. Deductions and/or charges:		
a. Total nonallowable assets from Statement of Financial Condition	-	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges	-	-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		6,962
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
a. Contractual securities commitments	-	
b. Subordinated securities borrowings	-	
c. Trading and investments securities	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
d. Undue Concentrations	-	
e. Other	-	-
10. Net Capital		$ 6,962

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11.	Minimum net capital requested (6 2/3% of line 18)	$ 803
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	1,962
15.	Net capital less greater of 10% of line 18 or 120% of line 12	$ 962
16.	Total liabilities from Statement of Financial Condition	$ 12,044
17.	Add:	
	a. Drafts for immediate credit	-
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-
	c. Other unrecorded amounts (List)	- -
18.	Total aggregate indebtedness	$ 12,044
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)	173.00%

The accompanying notes are an integral part of the financial statements.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT		"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335		e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2012

The Board of Directors
EBH SECURITIES, INC.
Indianapolis, Indiana

We have audited EBH Securities, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). EBH Securities, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, EBH Securities, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of EBH Securities, Inc., and our report dated February 24, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

February 24, 2012

The Board of Directors
EBH Securities, Inc.
Indianapolis, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2011 Part 11A filing.

Conclusion: There were a few reconciling items between the December 21, 2011 unaudited Focus report and this report. The result was a decrease in net capital of $2,719.

Net capital as reported on the unaudited Focus report of December 31, 2011	$	9,681
Decrease in ownership equity as a result of post-Focus adjustments		(2,719)
Net Capital as Audited	$	6,962

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLY AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 24, 2012

The Board of Directors
EBH SECURITIES, INC.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2011, which were agreed to by EBH Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating EBH Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). EBH Securities, Inc.'s management is responsible for Alaska Capital Management Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from January 1, 2011 to March 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to December 31, 2011 noting the only difference was the accrual adjustment of receivables;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA